

TD Arranged Services LLC

Statement of Financial Condition

With Report of Independent Registered
Public Accounting Firm

December 31, 2025

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

OMB APPROVAL

OMB Number: 3235-0123
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SEC FILE NUMBER

8-65509

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING _____01/01/2025_____ AND ENDING _____12/31/2025_____
                                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: _____**TD Arranged Services LLC**_____

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1 Vanderbilt Avenue, 11 Floor

(No. and Street)

New York	**NY**	**10017**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jorge Ortiz	**(212) 827-7000**	**Jorge.L.Ortiz@tdsecurities.com**
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young LLP

(Name – if individual, state last, first, and middle name)

One Manhattan West	**New York**	**NY**	**10001**
(Address)	(City)	(State)	(Zip Code)

10/20/2003	**42**
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must
  be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if
  applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jorge Ortiz, affirm that, to the best of my knowledge and belief, the financial report pertaining to TD Arranged Services LLC as of December 31, 2025, is true and correct. I further affirm that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Notary Public

YENERLLY E WAUGH
STATE OF NEW YORK
NOTARY PUBLIC
Qualified in Bronx County
01WA0010804
MY COMMISSION EXPIRES 07/10/2027

Jorge Ortiz – Chief Financial Officer

This filing contains (check all applicable boxes):**

☒ (a) Statement of financial condition.

☒ (b) Notes to consolidated statement of financial condition.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to consolidated financial statements.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other:

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

TD Arranged Services LLC

Statement of Financial Condition

December 31, 2025

Contents

Report of Independent Registered Public Accounting Firm

Statement of Financial Condition……………………………………………………………….1
Notes to Statement of Financial Condition …………………………………………………..2

Ernst & Young LLP
One Manhattan West
New York, NY 10001

Tel: +1 212 773 3000
ey.com

Report of Independent Registered Public Accounting Firm

To the Member and Management of TD Arranged Services LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of TD Arranged Services LLC (the Company) as of December 31, 2025 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2025, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2023.

April 15, 2026


TD Arranged Services LLC
Statement of Financial Condition
December 31, 2025

(In Thousands)


Assets

Cash and cash equivalents	$	10,699
Receivable from Parent		1,000,000
Securities borrowed		5,494
Deferred tax asset, net		417
Receivable from affiliates		403
Total assets	$	1,017,013

Liabilities and member's equity
Liabilities:

Securities loaned	$	82
Payable to affiliates		1,275
Accounts payable, accrued expenses, and other liabilities		500
Total liabilities	$	1,857
Member's equity		1,015,156
Total liabilities and member's equity	$	1,017,013

The accompanying notes are an integral part of the statement of financial condition.

TD Arranged Services LLC
Notes to Statement of Financial Condition
December 31, 2025

1. Organization

TD Arranged Services LLC (the "Company"), a New York single member limited liability company, is a registered broker-dealer with the Securities and Exchange Commission which operates under the Securities Exchange Act of 1934 ("SEA"). Effective February 14, 2025, the Company amended its Articles of Organization to change its name from ATM Execution LLC to TD Arranged Services LLC. The Company is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). FINRA serves as the Company's designated self-regulatory organization. The Company is a wholly-owned subsidiary of Cowen Structured Holdings Inc. (the "Parent"), which is an indirect wholly-owned subsidiary of Cowen Inc., which is a wholly-owned subsidiary of Toronto Dominion Holdings (U.S.A.) Inc. ("TDH"), which is a wholly-owned subsidiary of TD Group US Holdings LLC ("TDGUS"), which is a wholly-owned subsidiary of The Toronto-Dominion Bank (the "Bank"). In January of 2026, the Parent was dissolved, and the Company became a direct subsidiary of Cowen Inc.

In 2025, the Company engaged in the borrowing and lending of securities to facilitate swap transactions for the clients of Cowen Financial Products LLC ("CFP"), an affiliated securities-based swap dealer. In December of 2025, the CFP business was wound down, thus eliminating the facilitation needs previously fulfilled by the Company. In 2026, the Company will provide arranged financing services for the prime brokerage clients of an affiliate, TD Securities (U.S.A.) LLC ("TDSU").

In order to support the growth of its arranged financing services business, the Company received a capital contribution from the Parent of $1 billion. In accordance with ASC 505-10 the Company collected cash related to this contribution, classified as Receivable from Parent on Statement of Financial Condition, prior to the issuance of the statement of financial condition.

The Company is engaged in a single line of business as a securities broker-dealer. The Company has identified its Chief Executive Officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. Refer to Note 6, "Regulatory requirements," for additional information and disclosures. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

2. Summary of Significant Accounting Policies

Basis of Presentation

The Company's statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP") as promulgated by the Financial Accounting Standards Board through the Accounting Standards Codification ("ASC") as the source of authoritative accounting principles in the preparation of the accompanying statement of financial condition.

Use of Estimates

The preparation of the accompanying statement of financial condition in conformity with US GAAP requires management of the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities during the reporting period. The specific area requiring the application of management's estimates and judgment includes the valuation of deferred tax assets. Actual results could materially differ from those estimates.

Cash and Cash Equivalents

The Company defines cash equivalents as highly liquid investments with initial maturities of three months or less, that are not used for trading purposes. As of December 31, 2025, the balance consists of cash held on deposit at BMO Harris Bank, NA. As of December 31, 2025, the Company did not hold any cash equivalents or restricted cash.

Allowance for Credit Losses

The Company measures the allowance for credit losses in accordance with ASC Topic 326, Financial Instruments - Credit Losses ("ASC 326"). ASC 326 prescribes the impairment model for certain financial assets measured by requiring a current expected credit loss methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. Under ASC 326, the Company has the ability to determine there are no expected credit losses in certain circumstances (e.g., based on collateral arrangements or based on the credit quality of the borrower or issuer). The guidance in ASC 326 does not apply to loans and receivables between entities under common control. The allowance for credit losses was not material for the period presented.

The Company applies the practical expedient based on collateral maintenance provisions in estimating an allowance for credit losses for securities borrowed receivables. To the extent a portion of the receivable balance is not over collateralized, an estimate of the allowance for credit losses will be based only on the uncollateralized portion of the receivable balance. The allowance for credit losses on securities borrowed receivables was not material for the period presented.

2. Summary of Significant Accounting Policies (continued)

Likewise, with respect to securities loaned, the Company receives collateral generally in an amount in excess of the market value of the securities loaned.

Receivable from Parent

Refer to Note 1 for additional information on Receivable from Parent.

Receivables from and Payables to Affiliates

Receivables from and Payables to affiliates consist primarily of amounts related to Service Level Arrangements ("SLA's"). Refer to Note 7, "Related Party Transactions", for additional information and disclosures.

Securities Borrowed and Securities Loaned

Securities borrowed ("securities borrowing transactions") and securities loaned ("securities lending transactions") are carried at the amounts of cash collateral advanced or received on a gross basis. Securities borrowed and securities loaned are collateralized financing arrangements that are recorded at contract amounts plus accrued interest, which approximate fair value and are classified as Level 2 financials instruments. Securities borrowed transactions require the Company to deposit cash or securities as collateral with the lender. With respect to securities loaned, the Company did not receive cash or securities as collateral from the borrower as of December 31, 2025. In the event the Company receives securities as collateral, the Company applies the practical expedient based on collateral maintenance provisions in estimating an allowance for credit losses for securities borrowed receivables. To the extent a portion of the receivable balance is not over collateralized, an estimate of the allowance for credit losses will be based only on the uncollateralized portion of the receivable balance. The allowance for credit losses on securities borrowed receivables was not material for the period presented. Likewise, with respect to securities loaned, the Company receives collateral generally in an amount in excess of the market value of the securities loaned. The Company monitors the market value of the securities borrowed and loaned on a daily basis, with additional collateral obtained or returned, as necessary. Securities borrowed and loaned may also result in credit exposures for the Company in an event that the counterparties are unable to fulfill their contractual obligations.

The Company has a right to pledge securities received as collateral and can act as a borrower or lender in a securities borrowing or lending transaction. In this case, they may receive securities that can be pledged or sold as collateral instead of receiving cash.

Interest receivable and payable are recorded in securities borrowed and securities loaned, respectively, on an accrual basis

Refer to Note 3, "Securities Lending and Borrowing Transactions", for additional information and disclosure.

2. Summary of Significant Accounting Policies (continued)

Reserves for Contingencies

The Company establishes reserves for contingencies when the Company believes that it is probable that a loss has been incurred and the amount of loss can be reasonably estimated. The Company discloses a contingency if there is at least a reasonable possibility that a loss may have been incurred and there are no reserves for the loss because the conditions above are not met. The Company's disclosure includes an estimate of the reasonably possible loss or range of loss for those matters which an estimate can be made. Neither reserve nor disclosure is required for losses that are deemed remote. At December 31, 2025, the Company did not have a reserve for contingencies.

In the normal course of its business, the Company has been named a defendant in a number of lawsuits and other legal proceedings. After considering all relevant facts and the advice of counsel, management determines whether a provision for losses is deemed necessary as of the statement of financial conditions date. Such loss contingencies did not have a material impact on the statement of financial condition.

Income Taxes

The Company, TDH, and its affiliates file a consolidated U.S. federal income tax return. Pursuant to a tax-sharing arrangement, TDH arranges for the payment of U.S. federal, state, and local income taxes on behalf of the entire consolidated group. The Company reimburses or receives payment on a current basis from TDH based upon its proportionate share of the group's U.S. federal, state, and local tax liability. The Company calculates the provision for income taxes at the standalone legal entity level in accordance with ASC 740, income taxes.

The Company considers expected sources of taxable income of the consolidated tax group when evaluating the realizability of its deferred tax assets. The Company accounts for income taxes in accordance with US GAAP which requires the recognition of tax benefits or expenses based on the estimated future tax effects of temporary differences between the statement of financial condition and tax bases of its assets and liabilities. Valuation allowances are established to reduce deferred tax assets to an amount that is more likely than not to be realized.

US GAAP clarifies the accounting for uncertainty in income taxes recognized in an enterprise's statement of financial condition. US GAAP requires the Company to determine whether a tax position is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. For tax positions meeting the more likely than not threshold, the tax amount recognized in the statement of financial condition is reduced by the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the relevant taxing authority. Refer to Note 4, "Income Taxes" for additional information and disclosures.

2. Summary of Significant Accounting Policies (continued)

Accounts Payable, Accrued Expenses and Other Liabilities

Accrued expenses and other liabilities primarily consists of miscellaneous liabilities and accrued compensation.

Accrued compensation includes accruals for estimated discretionary cash bonuses. Annual incentive compensation is variable, and the amount paid is generally based on a combination of employees' performance, their contribution to their business, and the Company's performance. Share-based compensation for the year ended December 31, 2025, was immaterial.

Recent Accounting Pronouncements

In December 2023, the FASB issued ASU No. 2023-09 ("ASU 2023-09"), Improvements to Income Tax Disclosures. The guidance is intended to improve income tax disclosure requirements by requiring (i) consistent categories and greater disaggregation of information in the rate reconciliation and (ii) the disaggregation of income taxes paid by jurisdiction. The guidance makes several other changes to the income tax disclosure requirements. The amendments in ASU 2023-09 are effective for fiscal years beginning after December 15, 2024, with early adoption permitted, and are required to be applied prospectively with the option of retrospective application. We have implemented this new standard in our income tax disclosures. Refer to Note 4, " Income Taxes", for applicable updates.

3. Securities Lending and Borrowing Transactions

The following tables present the contractual gross and net securities borrowing and lending agreements and the related offsetting amount as of December 31, 2025.

(Amounts in thousands)	Assets & Liabilities – December 31, 2025				
	Gross Amounts recognized	Gross Amounts offset on the Statement of Financial Condition	Net Amounts included on the Statement of Financial Condition	Amount not offset [a]	Net amounts
Securities borrowed [b]	$ 5,494	—	5,494	5,494	—
Securities loaned [b]	82	—	82	82	—

(a) Includes amounts subject to enforceable master netting provisions that are permitted to be offset to the extent an event of default has occurred, but where certain other criteria are not met with respect to offsetting accounting guidance.

(b) The Securities borrowed and loaned as of December 31,2025, are comprised of accrued interest.

As of December 31, 2025, the fair value of securities received as collateral by the Company that it was permitted by contract or custom to deliver or re-pledge was $977.8 million. The Company did not deliver or re-pledge any of these securities as of December 31, 2025.

3. Securities Lending and Borrowing Transactions (continued)

The Company pledged its $1 billion Receivable from Parent as non-cash collateral in a securities borrowed transaction that was outstanding as of December 31, 2025. In accordance with ASC 860-30-25-5, the contract value of the securities borrowed was not recognized on the statement of financial condition.

4. Income Taxes

The Company has deferred tax assets which are recorded in Deferred tax assets, net on the statement of financial condition. Deferred tax assets reflect the tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for the same items for income tax reporting purposes. A valuation allowance is recorded to the extent deferred tax assets are not more likely than not to be utilized in the future.

The components of the Company's deferred tax assets, net as of December 31, 2025 are as follows:

Deferred tax assets, net	(Amounts in thousands)
Capitalized research and development	$ 399
Other	18
Total deferred tax assets	$ 417
Valuation allowance	-
Deferred tax assets, net of valuation allowance	$ 417

For the year ended December 31, 2025, the Company made payments (in 000's) to the TDH related to the following jurisdictions :

Federal	$ (1,244)
State	27
Income taxes paid (net of refunds received)	$ (1,217)

The Company considers the taxable income of the consolidated tax group of which the Company is a member of, while evaluating whether deferred tax assets are expected to be realized. The Company believes it is more likely than not the results of future operations, taking into account the impact of the TDH''s projected future earnings and tax planning strategies, will generate sufficient taxable income to realize its net deferred tax assets. Accordingly, the Company recorded no valuation allowance against its deferred tax assets as of December 31, 2025.

The Company is subject to examination by the Internal Revenue Service and state and local tax authorities for returns filed for tax years 2020 through 2024. The Company does not have any uncertain tax positions as of December 31, 2025.

5. Contingencies

In the ordinary course of business, the Company and its affiliates and current and former officers, directors and employees (the "Company and Related Parties") can be named as defendants in, or as parties to, various legal actions and proceedings. Certain of these actions and proceedings assert claims or seek relief in connection with alleged violations of securities, banking, anti-fraud, anti-money laundering, employment and other statutory and common laws. Certain of these actual or threatened legal actions and proceedings include claims for substantial or indeterminate compensatory or punitive damages, or for injunctive relief.

In the ordinary course of business, the Company and Related Parties are also subject to governmental and regulatory examinations, information gathering requests (both formal and informal), certain of which may result in adverse judgments, settlements, fines, penalties, injunctions or other relief. The Company is subject to regulation by various U.S., state, foreign, and other regulators. In connection with formal and informal inquiries by these regulators, the Company receives requests, and orders seeking documents and other information in connection with various aspects of their regulated activities.

The Company seeks to resolve all litigation and regulatory matters in the manner management believes is in the best interests of the Company, and contests liability, allegations of wrongdoing and, where applicable, the amount of damages or scope of any penalties or other relief sought as appropriate in each pending matter. For many legal and regulatory matters, the Company is unable to estimate a range of reasonably possible loss. After considering all relevant facts and the advice of counsel, management determines whether a provision for losses is deemed necessary as of the statement of financial condition date. Such loss contingencies did not have a material impact on the statement of financial condition.

6. Regulatory Requirements

Regulatory Capital

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 ("SEA Rule 15c3-1"), which requires the maintenance of minimum net capital. The Company computes net capital under the alternative method and is required to maintain a minimum net capital of $250 thousand, as defined in (a)(1)(ii) of SEA Rule 15c3-1. As of December 31, 2025, the Company's net capital was $10.927 million, which exceeded minimum net capital requirements under SEA Rule 15c3-1 by $10.677 million. Advances to affiliates, repayment of borrowings, distributions, dividend payments and other equity withdrawals are subject to certain notification and other provisions of SEA Rule 15c3-1.

7. Related-Party Transactions

In the normal course of business, the Company enters into transactions with related parties. Balances with related parties included in the statement of financial condition are as follows:

(Amounts in Thousands)	As of December 31, 2025
Assets	
Receivable from Parent	$ 1,000,000
Securities borrowed	5,494
Receivable from affiliates	403
Total assets	$ 1,005,897
Liabilities	
Securities loaned	$ 82
Payable to affiliates	1,275
Total liabilities	$ 1,357

Securities Borrowed and Securities Loaned

The Company engages in securities financing transactions with TDSU. The Company previously engaged in securities financing transactions with CFP during the period.

Support Arrangements

TDSU & Cowen Services Company ("CSC") provided support services to the Company under SLA's that define the services to be provided and the basis upon which the Company will reimburse TDSU & CSC for expenses incurred in providing those services. These services cover a wide variety of operational and administrative functions, including Operations, Risk Management, Finance, Legal, Human Resources and other support functions. Amounts arising from this arrangement are recorded net in Payables to affiliates on the statement of financial condition.

The Company previously entered into service level agreements with CSC. Some direct and indirect expenses are paid by CSC or other affiliates through an expense sharing agreement.

8. Guarantees and Off-Balance Sheet Arrangements

The Company does not have any material off-balance sheet arrangements as of December 31, 2025 aside from securities received from secured financing arrangements disclosed in Note 3. Credit risk is the potential loss the Company may incur as a result of the failure of a counterparty or an issuer to make payments according to the terms of a contract.

In the normal course of business, the Company loans securities temporarily to CFP. The Company receives cash as collateral for the securities loaned. Increases in security prices may cause the market value of the securities loaned to exceed the amount of cash received as collateral. In the

8. Guarantees and Off-Balance Sheet Arrangements (continued)

event the counterparty to these transactions does not return the loaned securities, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its client obligations. The Company manages this risk by monitoring the market value of securities loaned on a daily basis, and by requiring additional cash as collateral or returning collateral when necessary.

The Company borrows securities temporarily from TDSU in connection with its securities borrowing activities. The Company deposits cash as collateral or non cash collateral for the securities borrowed. Decreases in security prices may cause the market value of the securities borrowed to fall below the amount of cash deposited as collateral. In the event the counterparty to these transactions does not return collateral, the Company may be exposed to the risk of selling the securities at prevailing market prices. The Company manages this risk by monitoring the collateral values on a daily basis, and by depositing additional collateral with TDSU or receiving cash when deemed necessary.

9. Subsequent Events

The Company is required by accounting literature, ASC 855, Subsequent Events, to evaluate whether events occurring after the statement of financial condition date but before the date the statement of financial condition is issued require accounting as of the statement of financial condition date or disclosure in the statement of financial condition. The Company has evaluated all subsequent events through April 15, 2026 and determined that no such events have occurred other than the events disclosed below.

In January of 2026, the Parent was dissolved, and the Company became a direct subsidiary of Cowen Inc.

Refer to Note 1 for further details around the Company collecting cash from the Parent of $1 billion.

TD Arranged Services LLC, previously ATM Execution LLC ("legacy entity"), is engaged in discussions with a regulator related to the legacy entity's trading supervision. These discussions do not relate to underlying conduct by TD Arranged Services LLC as the period under review is related to the activities of the legacy entity. The Company is in discussions with the regulator but the outcome of these discussions is not yet clear as of the date of issuance of the statement of financial condition.